SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 4)

 TCW Convertible Securities Fund, Inc.
(CVT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872340104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 11 pages)
There are 3 exhibits.















ITEM 1	Security and Issuer
		Common Stock
		TCW Convertible Securitiies Fund, Inc.
		TCW Investment Management Co.
		865 South Figueroa Street
		Los Angeles, CA   90017
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of CVT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of CVT fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 8, 2003.
b)  Although originally purchased for investment purposes only, the
Fund?s May 18, 2004 preliminary proxy filing prompted us to write to the
Board to express our concern about their recommending against the proposal to convert the Fund to an open-end format.
(Exhibit One)
c)  On August 19, 2004, KIM sent another letter to the Board in response to the Board response to our first letter.  (Exhibit Two)
d)  On November 3, 2004, KIM sent a letter to the Board to commend them for their decision to reinstitute the managed distribution policy.
(Exhibit Three)

ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 720,605 shares, which represents 1.48 % of the outstanding Shares.  George W. Karpus presently owns 10,680 shares purchased on May 10, 2004 at $4.61.  Dana R.
Consler presently owns 750 shares purchased on October 21, 2003 at
$4.56 per share.  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on September 8, 2003 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
9/1/2004
1100
4.85

10/4/2004
170
4.85
9/2/2004
7500
4.84

10/5/2004
10000
4.85
9/8/2004
1000
4.85

10/8/2004
8125
4.83
9/9/2004
22000
4.85

10/11/2004
3300
4.85
9/10/2004
6400
4.85

10/12/2004
11600
4.85
9/13/2004
2140
4.91

10/13/2004
5600
4.85
9/14/2004
12100
4.91

10/14/2004
4400
4.85
9/15/2004
19800
4.89

10/15/2004
24150
4.83
9/16/2004
3500
4.91

10/18/2004
13900
4.82
9/17/2004
10000
4.9

10/19/2004
10700
4.83
9/20/2004
4100
4.85

10/20/2004
9900
4.81
9/27/2004
650
4.92

10/21/2004
800
4.81
9/28/2004
500
4.85

10/22/2004
25900
4.8
9/29/2004
5300
4.86

10/25/2004
13200
4.81




10/26/2004
9070
4.84




10/27/2004
7430
4.84




10/28/2004
4200
4.82
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of CVT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




November 4, 2004 		        	       	       By:________________________
          Date						             Signature
				                          Dana R. Consler, Senior Vice President
                   Name/Title
EXHIBIT ONE
(Letter Sent to the Board on July 6, 2004)


TCW Convertible Securities Fund			July 6, 2004
Mr. Ernest O. Ellison, Chairman
865 South Figueroa Street, Suite 1800
Los Angeles, CA   90017

Mr. Ellison and fellow Board members,

I am writing to express my concern over the recent Board decisions to eliminate your fund?s fixed distribution policy and your decision not to support the proposal to convert your fund to an open-end format. Karpus Investment Management (KIM) currently owns 339,370 shares of the TCW Convertible Securities Fund (CVT). We feel that the Board has neglected its fiduciary duty to shareholders by eliminating the Fund?s long standing fixed distribution policy which, in our opinion, caused the Fund?s premium to erode and its discount to widen to its historically widest level. Furthermore, when this action triggered the Fund?s ?lifeboat provision?
which, as contained in the Fund?s articles of incorporation, required the Fund to present to the Shareholders a proposal to convert the Fund to an open-end format; the Board unanimously recommended against the proposal.

We would like to know whether this provision to convert to an open-end format was contained in your fund?s original prospectus. If so, the Board may have some potential liability in recommending against a proposal that was presented to shareholders as a ?safety net? for their investment in the Fund. Please send us a copy of your articles of incorporation, as well as, your original prospectus?

As contained in management?s own proxy material, CVT traded at a premium to net asset value for 10 out of 13 calendar years between which the Fund instituted the 21 cents per quarter fixed distribution policy and the time at which they announced they would eliminate the policy. At the time of this announcement, the distribution to shareholders was reduced to eight cents per quarter (a 62 percent reduction) and currently the Fund is distributing only four cents per quarter to shareholders (an 81 percent reduction from the 14-year fixed distribution policy maintained by the Fund).

Management instituted this policy shortly after the inception of the Fund. In the two calendar years in which the policy was put in affect and discontinued, along with the two years that such a policy was not in place, the fund traded at a discount three of the four years. So far this year, the Fund has traded at an average 13.1 percent discount to net asset value (through June 18, 2004 according to Bloomberg).

Although the management concedes that the distribution policy had an effect on the Fund?s premium/discount, they seem to place primary causation on whether interest rates are falling or rising. Management proxy materials state ?the Fund?s shares have generally traded at a discount to net asset value during periods of rising interest rates?. Considering that interest rate levels have only rose considerably during two of the calendar years in which the Fund has been in existence (1994 and 1999) and that the Fund traded at an average 9.38 percent premium in 1994 ? this assertion does not seem to hold much water.

A situation tantamount to this one arose recently with the Zweig Total Return Fund (ZTR). The premium/discount changes surrounding this fund?s termination and later reinstitution of its fixed distribution policy is compelling evidence that fixed distribution policies are a very effective means of narrowing, and keeping narrow, a fund?s discount.

On July 28, 2003, the Fund management of ZTR announced that they would be discontinuing their long standing 10 percent of NAV per year distribution policy. At the time, the Fund was trading at a nine percent premium to net asset value. From July 29 to April 8, 2004 (when the Fund announced that they would reinstitute a modified version of the 10 percent fixed distribution policy) the Fund traded at an average discount of 11.2 percent. This extreme erosion of premium/widening of discount occurred during a time period when closed-end fund discounts, in general, were narrowing. From April 8 to June 22 of this year, the Fund has traded at average discount of 9.1 percent and this narrowing has occurred in a climate of extreme widening of closed-end fund discounts.

In examining closed-end funds that maintain a fixed distribution policy and comparing discounts to similar funds that do not have such a policy, it is clear that such a policy is extremely beneficial to existing shareholders. The termination of such a policy is catastrophic for existing shareholders and the reinstitution of such a policy seems to restore, to some degree, shareholder confidence in management. Although you have considered reinstituting the policy, you have failed to do so due to the fact that the return of capital may be subject to taxation.

This logic is flawed for two reasons. First, this is a taxable bond fund not a municipal bond fund, and therefore the majority of your shareholders are probably either not subject taxation or in low tax bracket. Secondly, this ?tax penalty? even if the investor was in the highest tax bracket, in my opinion, would not even come close to offsetting the economic benefit to shareholders of the reinstitution of such a policy. The Fund would have to pay over 10 percent of its net asset value in taxes to overcome the benefit to shareholders of closing its discount.

Although open-ending a closed-end fund does indeed have its drawbacks, I feel it is necessary given management?s refusal to reinstitute the Fund?s fixed distribution policy. In effect, the Board is holding the net asset value ?hostage? from shareholders that bought the Fund when such a policy was in place. The best way for shareholders to get the most of their capital back is to open-end the Fund.

This provision was put in the articles of corporation for a reason. If recent circumstances are not the reason for inclusion of said proposal then I would be interested to hear the Board?s required circumstances to support such a proposal. I encourage the Board to respond to this letter and to work with fund shareholders to narrow the Fund?s historically wide discount.

I look forward to your response.  Thank you for your time and consideration.


						Sincerely,



Cody B. Bartlett Jr., CFA



































EXHIBIT TWO
(Letter Sent to the Board on August 19, 2004)

TCW Convertible Securities Fund				August 19, 2004
Mr. Ernest O. Ellison, Chairman
865 South Figueroa Street, Suite 1800
Los Angeles, CA   90017

Mr. Ellison and fellow Board members,

I appreciate the Board?s response (or at least their request for the Fund?s Associate General Counsel to defend) to my letter expressing concern about their management practices. Unfortunately, the letter reads more like a legal defense than a meeting of minds. The letter repeatedly invokes the notion of ?business judgment? as a barrier against any further discussion on the matter and as a safe harbor from any potential breach of fiduciary liability concerns.

Although courts use to treat the business judgment rule as an abstention doctrine, more recent interpretations have used it as a standard of liability. Directors who violate their duty of care are not protected by the business judgment rule. It is my contention that the Board?s actions were so egregious that they failed to honor the fiduciary duty owed to all fund shareholders.

In my opinion, the Board?s recent actions to do away with the fixed distribution policy, in conjunction with their recommendation against the proposal to open-end the Fund, violate the spirit of the original fund prospectus and thus constitutes a breach of the Board?s fiduciary duty to fund shareholders.

The Board continues to insist that it is not in the best interest of long-term shareholders to convert the Fund to an open-end format. First, 28.7 million of the Fund?s 49.5 million outstanding shares (58%) traded hands between July 31, 2003 and July 31, 2004. These shareholders who sold their shares definitely would have benefited from the conversion to an open-end format.
The Board should be concerned about all shareholders and not simply long-term shareholders. Secondly, it is the long-term shareholder that has been most damaged by the Board?s recent actions. The Board took away much of the income that these people relied on and caused the value of their investment to decline dramatically. If these long-term shareholders want to replace this investment with one that pays out more income, they will have to endure a loss of principal (net asset value). At least the conversion to an open-end format would allow shareholders looking to exit the Fund the ability to realize net asset value.

The Board cited the increased expenses involved in the open-end format as a main reason for recommending against the proposal to open-end.
Using the July 16, 2004 (the next reported NAV after the proposal was defeated) net asset value of $5.53 and the closing market price of CVT on that day of $4.92; the shareholders would have realized an immediate
61 cent per share enhanced value (11.03 percent). Even if the open-end format increased expenses by one percent per year, it would take over 11 years for this to overcome the immediate benefits of open-ending the Fund.

The damage caused by the Board?s decision to do away with the fixed distribution policy can be measured by the change in the average discount/premium on either side of their announcement to discontinue the policy. The three-month average premium at which the Fund traded prior to the July 24, 2002 announcement was 35.6 percent (according to Bloomberg). The three-month average discount at which the Fund traded subsequent to the Board?s decision was 6.1 percent. This means that the damage per share based upon the first reported NAV after the announcement of $4.52 per share was $1.88 per share. Multiply this by the number of outstanding shares at the time of 50,809,179 and you have total damages of $95,521,257.

The Board is holding long-term shareholders net asset value hostage by recommending against the proposal to open-end and by refusing to reinstitute the fixed distribution policy.

The very least the Board could have done would have been to not make any recommendation with regards to the open-end proposal.

I would like to ask the Board the following question: If recent circumstances did not warrant your support for the conversion to an open-end format then what conditions would necessitate the Board recommending an open-ending of the Fund? If the Board can not provide a condition under which it would recommend adopting an open-end format then this is a clear case of bait-and-switch advertising. When the original prospectus for this fund was drafted potential investors were presented with a safety net that apparently does not exist.

I strongly encourage the Board to open a dialog with fund shareholders and to reconsider reinstalling the fixed distribution policy relied upon by so many shareholders. If the Board continues to fail to address the Fund?s wide discount we will take action to remedy the damage done by the Board. This action includes but is not limited to the nomination of Directors, a proposal to conduct a tender offer, or a class action lawsuit.

The Board notes in their response to my letter that the proposal was ?overwhelmingly defeated by shareholders?. I would point out to the Board that one-third of all shareholders voting voted in favor of this proposal. Given the Board?s and ISS?s recommendation against this proposal, this should have sent a very different message to the Board. We intend to represent the one-third of shareholders in support of this proposal and would like to submit three nominees for directorship at the Fund?s next meeting. We would appreciate it if the Chairman of the Board?s nominating committee contact us to discuss our candidates? qualifications.

I look forward to your response.  Thank you for your time and consideration.

 								Sincerely,



								Cody Bartlett Jr., CFA











































EXHIBIT THREE
(Letter Sent to the Board on November 3, 2004)

TCW Convertible Securities Fund				November 3, 2004
Mr. Patrick C. Haden, Chairman
865 South Figueroa Street, Suite 1800
Los Angeles, CA   90017

Mr. Haden and fellow Board members,

I would like to commend the Board, on behalf of KIM, for listening to Shareholders, reevaluating current economic conditions and reinstituting the Fund?s managed distribution policy. Although the distribution rate is below the 10 percent that was paid out prior to the Board?s rescindment of the policy; given the current level of interest rates, seven percent seems just.

In addition, the Board announced that they will continue with the Fund?s share buy back program. Although share buy back programs are not an effective means of maintaining a narrow discount, this does show that the Board is committed to addressing the discount issue. We would suggest that the Board consider doing away with the share buy back program and replace it with a DRIP program or increase the fixed distribution rate. In any event, these two decisions should renew Shareholder faith in the Board and the managed distribution policy should be an effective means of narrowing, and keeping narrow, the Fund?s discount to net asset value.

The market reacted very positively to the October 29 press release. On October 28, the Fund closed trading at a price of $4.84 per share reflecting an 11.0 percent discount to net asset value. Following the announcement, the Fund closed trading at $5.06 per share, a 22 cent per share increase (or
4.54 percent). More importantly, the discount narrowed to 8.3 percent following this decision by the Board.

These numbers may seem small but when applied to the total outstanding shares of the Fund, the market capitalization of the Fund increased by $10,694,195 (48,609,979 shares * 22 cents). This can be viewed as an immediate increase in access to net asset value that Shareholders obtained due to the Board?s decision. This decision will also result in a return of capital component in future distributions that will give Shareholders further access to net asset value.

Once again, we commend the Board?s open-mindedness and fairness. In the long run, both Fund Shareholders and Management will be beneficiaries of this decision.


      Sincerely,


								Cody Bartlett Jr., CFA